Filed pursuant to Rule 424(b)(3)

Registration No. 333-189749

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus dated August 9, 2013

120,408,197 SHARES OF COMMON STOCK

_______________________

This prospectus supplement supplements the prospectus dated August 9, 2013, relating to the offering and resale by the selling stockholders of up to 120,408,197 shares of our common stock. We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 14, 2013.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTCQB under the symbol “ILIU”. On November 13, 2013, the closing sale price of our common stock on the OTCQB was $0.38 per share.

_______________________

AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS. SEE THE

SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 4 OF THE PROSPECTUS.

_______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

The date of this prospectus supplement is November 14, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒         QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2013

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number: 001-32715

INTERLEUKIN GENETICS, INC.
(Exact name of registrant in its charter)

Delaware	94-3123681
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

135 Beaver Street, Waltham, MA	02452
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number: (781) 398-0700

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES  ☒   NO  ☐

Indicate by check mark whether each registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES  ☒  NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-Accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES  ☐   NO  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at October 31, 2013
Common Stock, par value $0.001 per share	122,417,090

INTERLEUKIN GENETICS, INC.

FORM 10-Q
FOR THE QUARTER ENDED September 30, 2013

Smaller Reporting Company – Scaled Disclosure

Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act of 1933, as amended, as indicated herein, we have elected to comply with the scaled disclosure requirements applicable to “smaller reporting companies”.

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PART I —FINANCIAL INFORMATION

Item 1.     Financial Statements

INTERLEUKIN GENETICS, INC.

CONDENSED BALANCE SHEETS

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,743,509	$1,225,426
Accounts receivable from related party	2,275	552,572
Trade accounts receivable	15,875	47,560
Inventory	132,556	158,238
Prepaid expenses	556,987	417,772
Other current assets	38,001	—
Total current assets	9,489,203	2,401,568
Fixed assets, net	321,245	126,946
Intangible assets, net	317,182	399,131
Other assets	—	38,001
Total assets	$10,127,630	$2,965,646
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,107,336	$479,182
Accrued expenses	191,323	165,745
Deferred revenue	1,793,184	1,628,264
Total current liabilities	3,091,843	2,273,191
Convertible debt	—	14,316,255
Total liabilities	3,091,843	16,589,446

Commitments and contingencies (Note 7)

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value — 6,000,000 shares authorized; 0 and 5,500,000 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively; aggregate liquidation preference of $24,000,000 at December 31, 2012	—	5,500
Common stock, $0.001 par value — 300,000,000 and 150,000,000 shares authorized at September 30, 2013 and December 31, 2012, respectively; 122,417,090 and 36,761,864 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	122,417	36,762
Additional paid-in capital	119,763,983	94,030,603
Accumulated deficit	(112,850,613)	(107,696,665)
Total stockholders’ equity (deficit)	7,035,787	(13,623,800)
Total liabilities and stockholders’ equity (deficit)	$10,127,630	$2,965,646

The accompanying notes are an integral part of these financial statements.

3

INTERLEUKIN GENETICS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Revenue:
Genetic testing	$411,557	$383,064	$1,744,342	$1,837,781
Other	7,484	36,947	14,220	59,550
Total revenue	419,041	420,011	1,758,562	1,897,331
Cost of revenue	362,769	271,430	1,242,757	1,040,764
Gross profit	56,272	148,581	515,805	856,567
Operating expenses:
Research and development	161,353	245,736	509,509	1,009,449
Selling, general and administrative	2,035,179	1,044,567	4,610,737	3,357,327
Amortization of intangibles	27,317	28,863	81,950	86,590
Total operating expenses	2,223,849	1,319,166	5,202,196	4,453,366
Loss from operations	(2,167,577)	(1,170,585)	(4,686,391)	(3,596,799)
Other income (expense):
Interest income	2,488	1,637	4,628	3,240
Interest expense	(10,968)	(117,276)	(472,185)	(337,206)
Total other income (expense)	(8,480)	(115,639)	(467,557)	(333,966)
Loss before income taxes	(2,176,057)	(1,286,224)	(5,153,948)	(3,930,765)
Benefit for income taxes	—	—	—	—
Net loss	$(2,176,057)	$(1,286,224)	$(5,153,948)	$(3,930,765)

Basic and diluted net loss per common share	$(0.02)	$(0.03)	$(0.06)	$(0.11)
Weighted average common shares outstanding, basic and diluted	122,277,324	36,756,864	79,666,229	36,753,942

The accompanying notes are an integral part of these financial statements.

4

INTERLEUKIN GENETICS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Nine Months Ended September 30, 2013 and 2012

(Unaudited)

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance as of December 31, 2011	5,000,000	$5,000	36,709,706	$36,710	$91,111,640	$(102,576,581)	$(11,423,231)
Net loss	—	—	—	—	—	(3,930,765)	(3,930,765)
Private placement of preferred stock, net of offering costs of $386,030	500,000	500	—	—	2,613,470	—	2,613,970
Warrants issued in connection with private placement of preferred stock	—	—	—	—	104,907		104,907
Common stock issued:
Employee stock purchase plan	—	—	52,158	52	8,758	—	8,810
Stock-based compensation expense	—	—	—	—	170,875	—	170,875

Balance as of September 30, 2012	5,500,000	$5,500	36,761,864	$36,762	$94,009,650	$(106,507,346)	$(12,455,434)

Balance as of December 31, 2012	5,500,000	$5,500	36,761,864	$36,762	$94,030,603	$(107,696,665)	$(13,623,800)

Net loss	—	—	—	—	—	(5,153,948)	(5,153,948)
Private placement of common stock, net of offering costs of $1,735,000	—	—	43,715,847	43,716	11,265,204	—	11,308,920
Conversion of preferred stock	(5,500,000)	(5,500)	39,089,161	39,089	(33,589)	—	—
Conversion of convertible debt	—	—	2,521,222	2,521	14,313,734	—	14,316,255
Common stock issued:
Exercise of stock options	—	—	252,000	252	80,268	—	80,520
Cancellation of restricted stock	—	—	(2,500)	(2)	2	—	—
Employee stock purchase plan	—	—	79,496	79	23,153	—	23,232
Stock-based compensation expense	—	—	—	—	84,608	—	84,608

Balance as of September 30, 2013	—	—	122,417,090	$122,417	$119,763,983	$(112,850,613)	$7,035,787

The accompanying notes are an integral part of these financial statements.

5

INTERLEUKIN GENETICS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,153,948)	$(3,930,765)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	161,302	225,299
Stock-based compensation expense	84,608	170,875
Change in fair value of warrants	297,547	—
Changes in operating assets and liabilities:
Accounts receivable	31,685	(1,442)
Receivable from related party	550,297	(5,926)
Inventory	25,682	43,213
Prepaid expenses and other current assets	(139,215)	(48,400)
Accounts payable	688,154	(76,230)
Accrued expenses	25,578	198,896
Deferred revenue	164,920	146,472
Net cash used in operating activities	(3,323,390)	(3,278,008)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital additions	(273,653)	(5,000)
Net cash used in investing activities	(273,653)	(5,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable	—	1,316,255
Proceeds from private placement of preferred stock	—	3,000,000
Proceeds from private placement of common stock	12,000,000	—
Private placement offering costs	(988,626)	(281,123)
Proceeds from exercises of employee stock options	80,520	—
Proceeds from employee stock purchase plan	23,232	8,810
Net cash provided by financing activities	11,115,126	4,043,942
Net increase in cash and cash equivalents	7,518,083	760,934
Cash and cash equivalents, beginning of period	1,225,426	1,728,222
Cash and cash equivalents, end of period	$8,743,509	$2,489,156

Supplemental disclosures of cash flow information:
Cash paid for interest	$219,914	$319,478

Supplemental disclosures of non-cash financing activities:
Warrants issued in connection with private placements	$—	$104,907
Conversion of debt to common stock	$14,316,255	$—
Interest related to fair value of warrants market adjustment	$297,547	$—

The accompanying notes are an integral part of these financial statements.

6

INTERLEUKIN GENETICS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
September 30, 2013
(UNAUDITED)

Note 1—Basis of Presentation

Interleukin Genetics, Inc. (“the Company”) develops genetic tests for sale into the emerging personalized health market and performs testing services that can help individuals improve and maintain their health through preventive or therapeutic measures. The Company’s principal operations and markets are located in the United States.

The accompanying condensed financial statements include the accounts of the Company as of September 30, 2013 and December 31, 2012 and for the three and nine months ended September 30, 2013 and 2012.

The financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. These unaudited condensed financial statements, which, in the opinion of management, reflect all adjustments (including normal recurring adjustments) necessary for a fair presentation, should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. Operating results are not necessarily indicative of the results that may be expected for any future interim period or for the entire fiscal year.

For information regarding our critical accounting policies and estimates, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates” contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and Note 3 to our condensed financial statements contained herein.

Note 2—Operating Matters and Liquidity

The Company has experienced net operating losses since its inception through September 30, 2013. The Company had net losses of $5.1 million and $5.0 million for the years ended December 31, 2012 and 2011, respectively, and $5.2 million for the nine months ended September 30, 2013, contributing to an accumulated deficit of $112.9 million as of September 30, 2013.

The Company continues to take steps to reduce genetic test processing costs. Cost savings are achieved through test process improvements and the subleasing of underutilized rental space. Management believes that the current laboratory space is adequate to process high volumes of genetic tests.

As more fully discussed in Note 8 herein, on May 17, 2013, the Company entered into a Common Stock Purchase Agreement with various accredited investors, pursuant to which the Company sold an aggregate of 43,715,847 shares of its common stock in a private placement transaction, at a price of $0.2745 per share for gross proceeds of $12,000,000. The investors also received warrants to purchase up to an aggregate of 32,786,885 shares of common stock at an exercise price of $0.2745 per share. The warrants are exercisable as to 63% of the shares immediately and as to 37% of the shares following receipt of shareholder approval, which occurred on August 9, 2013, of an increase in the number of authorized shares of common stock from 150,000,000 to 300,000,000, and have a term of seven years from the date they became exercisable.

The Company’s financial statements have been prepared assuming that it will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company expects to incur additional losses in 2013 and, accordingly, is dependent on the recent financing and potential revenue to fund its operations in the commercial launch of the PST® test with Renaissance Health Services Corporation (“RHSC”), the parent corporation of eight Delta Dental member companies operating in their eight respective states. The Company currently believes RHSC may begin offering dental plans that incorporate our genetic PST® test for plan years beginning in 2014. The timing of any revenues that we may receive under this agreement is dependent upon the timing of the offering of such plans, which timing is very uncertain at this time, and is contingent upon a number of factors, including RHSC’s affiliates’ ability to develop such plans and to develop a viable market for such plans. The Company currently expects the launch of the PST genetic test with RHSC will occur in a phased approach. The Company expects RHSC in early 2014 to partner with smaller group plans. In the latter half of 2014 and 2015, RHSC is expected to offer dental plans that incorporate our genetic test to a broader group of employer customers. The Company expects to have the cash resources necessary, for at least the next twelve months, to support the launch of the PST genetic test in dental offices in collaboration with RHSC.

7

Note 3—Significant Accounting Policies

Revenue Recognition

Revenue from genetic testing services is recognized when there is persuasive evidence of an arrangement, service has been rendered, the sales price is determinable and collectability is reasonably assured. Service is deemed to be rendered when the results have been reported to the individual who ordered the test. To the extent that tests have been prepaid but results have not yet been reported, recognition of all related revenue is deferred. As of September 30, 2013 and December 31, 2012, the Company had deferred genetic test revenue of $1.8 million and $1.6 million, respectively. Included in deferred revenue at September 30, 2013 are $733,000 in customer payments in excess of one year old. Management continues to evaluate steps it may take in resolving these older payments.

Sales Commission

The Company accounts for sales commissions due to Amway Global under the Merchant Channel and Partner Agreement in accordance with SEC Staff Accounting Bulletin (“SAB”) 104. Commissions are recorded as an expense at the time they become due which is at the point of sale. The cost of commissions was $318,000 and $576,000 for the nine months ended September 30, 2013 and 2012, respectively.

Accounts Receivable

Accounts receivable is stated at estimated net realizable value, which is generally the invoiced amount less any estimated discount related to payment terms. The Company offers its commercial genetic test customers a 2% cash discount if payment is made by bank wire transfer within 10 days of the invoice date. No accounts receivable reserve is required at September 30, 2013 as all accounts receivable are expected to be collected.

Inventory

Inventory is carried at lower of cost (first-in, first-out method) or market and no inventory reserve is deemed necessary at September 30, 2013. As the Company does not manufacture any products, no overhead costs are included in inventory. When a kit is sold, the corresponding cost of the kit is recorded as cost of goods sold and removed from inventory.

Inventory consisted of the following at September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
Raw materials	$122,961	$154,485
Finished goods	9,595	3,753
Total inventory, net	$132,556	$158,238

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Significant management judgment is required in determining the Company’s provision (benefit) for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. The Company has recorded a full valuation allowance against its deferred tax assets of approximately $28.4 million as of September 30, 2013, due to uncertainties related to its ability to utilize these assets. The valuation allowance is based on management’s estimates of taxable income by jurisdiction in which the Company operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, the Company may need to adjust its valuation allowance, which could materially impact its financial position and results of operations.

8

Due to changes in Massachusetts corporate income tax regulations enacted in 2009, the Company began filing a combined tax return with certain Alticor affiliated entities, referred to herein as “the unitary group”. The law requires corporations with net operating loss carryforwards to go back to each year in which the loss was generated and recompute the loss as if it occurred on a consolidated basis. The Company was required to include data from the newly formed unitary group as if the unitary group was in place during the loss years. As a result, the losses generated by the Company were significantly reduced through this required computation. Due to a change in common ownership, the Company is no longer qualified to join in a combined filing of the unitary group as of June 29, 2012. Accordingly, the Company will cease filing combined Massachusetts tax returns with the unitary group. The Company estimates that the combined and separate filings will have no impact on the Company's financial condition, results of operations and cash flows.

  On January 2, 2013, President Obama signed The American Taxpayer Relief Act of 2012 (H.R. 8) legislation which extended many of the tax provisions that expired in 2011 or 2012.  For financial reporting purposes, the tax impact of this legislation is taken into account in the quarter in which the legislation is enacted by Congress and signed into law by the President.  Since President Obama signed the bill on January 2, 2013, the financial reporting for these legislative changes occurred in the 1st quarter, 2013.  Therefore, for 2012, no deferred tax asset with respect to the federal R&D tax credit was recorded. In the 1st quarter 2013, the full deferred tax asset for the 2012 federal R&D tax credit has been recorded as a discrete item.  The total impact to 2013 is a deferred tax asset of approximately $60,000 which is fully reserved.

As a result of the Company’s change in its capital structure during the quarter ending June 30, 2013, the Company may have undergone an IRC section 382 ownership change which would limit its ability to realize the benefit of its tax attributes (i.e., federal/state net operating losses and research and development credits) during their respective carry forward periods.  Furthermore, pursuant to the change in capital structure, the Company realized cancellation of indebtedness income under IRC section 108(e)(8), which reduced the Company’s federal net operating loss carry-forward pursuant to IRC section 108(b)(2)(A), due to the fact that the Company’s liabilities exceeded the fair market value of its assets.  Accordingly, the Company had a reduction in its deferred tax asset and a corresponding reduction in its valuation allowance for the quarter ending June 30, 2013. The cancellation of indebtedness income resulted from a shareholder’s conversion of debt of approximately $14.3 million into common stock of the Company prior to an additional investment by an unrelated investor.

The Company reviews its recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. The Company reviews all material tax positions for all years open to statute to determine whether it is more likely than not that the positions taken would be sustained based on the technical merits of those positions. The Company did not recognize any adjustments for uncertain tax positions as of and during the nine months ended September 30, 2013. However, if the Company incurred interest and penalties they would be recorded in general and administrative expenses.

Research and Development

Research and development costs are expensed as incurred.

Basic and Diluted Net Loss per Common Share

The Company applies the provisions of FASB ASC 260, Earnings per Share, which establishes standards for computing and presenting earnings per share. Basic and diluted net loss per share was determined by dividing net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic net loss per share for all the periods presented, as the effect of the potential common stock equivalents is anti-dilutive due to the loss in each period. Potential common stock equivalents excluded from the calculation of diluted net loss per share are as follows:

9

	As of September 30,
	2013	2012
Options outstanding	1,603,150	1,830,767
Warrants outstanding	37,269,125	2,187,158
Convertible preferred stock	—	39,089,161
Convertible debt	—	2,521,222
Total	38,872,275	45,628,308

Fair Value of Financial Instruments

The Company, using available market information, has determined the estimated fair values of financial instruments. The stated values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short term nature of these instruments. The fair value of warrants is calculated using the Black-Scholes pricing model.

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents with domestic financial institutions that the Company believes to be of high credit standing. Cash and cash equivalents are available on demand and are generally in excess of FDIC insurance limits.

Recent Accounting Pronouncements

No recently issued updates or other guidance issued by the FASB through the issuance of these financial statements are expected to have a material impact on the Company’s financial reporting.

Note 4—Related Party Transactions

Since March 2003, the Company has maintained a broad strategic alliance with several affiliates of the Alticor Inc. family of companies, a related party, to develop and market novel nutritional and skin care products. The alliance initially included an equity investment, a multi-year research and development agreement, a licensing agreement with royalties on marketed products, the deferment of outstanding loan repayment and the refinancing of bridge financing obligations.

On October 20, 2009, the Company entered into a Merchant Network and Channel Partner Agreement with Amway Corp., d/b/a/ Amway Global (“Amway Global”), a subsidiary of Alticor Inc. Pursuant to this Agreement, Amway Global sells the Company’s Inherent Health® brand of genetic tests through its e-commerce website via a hyperlink to our e-commerce site. We paid Amway Global $318,000 and $576,000 in commissions for the nine months ended September 30, 2013 and 2012, respectively, representing a percentage of net sales to their customers. The Company expenses commissions owed to Amway Global at the point of sale with the customer.

On September 14, 2012, the Company received a purchase order from Access Business Group, LLC (“ABG”), an affiliate of Pyxis Innovations, Inc. (“Pyxis”), the Company’s largest stockholder and a subsidiary of Alticor. The order consists of kits of the Company’s Weight Management genetic test to be included in a promotional product bundle to be offered by ABG to the Amway sales channel in 2013. The total amount of the order was $1.0 million. The Company shipped $0.5 million in December 2012 and the balance in the first quarter of 2013. ABG placed an additional order for $327,000. All other amounts have been paid on these orders. The Company continues to receive additional orders from ABG for this program. During the nine months ended September 30, 2013, approximately 47% of our revenue came from tests processed through this program.

  On September 21, 2012, the Company entered into a License Agreement with Access Business Group International LLC (“ABGI”), an affiliate of Pyxis. Pursuant to the License Agreement, the Company has granted ABGI and its affiliates a non-exclusive license to use the technology related to Interleukin’s Weight Management genetic test and to sell the Weight Management test in Europe, Russia and South Africa (the “Territories”).  ABGI, or a laboratory designated by ABGI, will be responsible for processing the tests, and the Company will receive a royalty for each test sold, which royalty will increase if certain pending patent applications are issued. The License Agreement has an initial term of five years from the date of first commercial sale of the Weight Management test under the agreement. Thereafter, the term will automatically renew for additional one-year periods unless at least 60 days prior notice is delivered by either party. To date, no license fees have been earned from this agreement.

10

In connection with the execution of the License Agreement, the Company and ABGI also entered into a Professional Services Agreement (the “PSA”) pursuant to which the Company has agreed to provide services to ABGI in connection with its sale and processing of the tests within the Territories. Services will be provided pursuant to a statement of work to be entered into from time to time between the parties. Such statements of work will also specify the fees to be paid by ABGI to Interleukin for such services. The PSA has no set term and may be terminated by either party, subject to certain conditions. To date, the Company has earned $5,250 in fees from this agreement.

During the nine months ended September 30, 2013 and 2012, approximately 38% and 65%, respectively, of our revenue came from sales through our Merchant Network and Channel Partner Agreement with Amway Global, a subsidiary of Alticor, and 47% and 0%, respectively, of our revenue came from sales through ABG’s promotional product bundle program.

On February 25, 2013, the Company entered into a Preferred Participation Agreement with RHSC, for itself and on behalf of certain of its affiliates and subsidiaries. RHSC is a related party through its affiliation with Delta Dental of Michigan, Inc. (“DDMI”), a stockholder of the Company. Pursuant to this agreement, affiliates of RHSC agreed to reimburse the Company a fixed price for each PST® genetic test that the Company processed for a customer of affiliates of RHSC. In addition, if during the term of the agreement the Company offered the PST® test to any other person or party for a lower price, such lower price would then be applicable to tests processed for a customer of such affiliates of RHSC for the remainder of the term of the agreement. The pricing arrangement was subject to the satisfaction of certain milestones, including that (1) within a specified timeframe, RHSC affiliates were to develop and offer dental benefit plans for which a significant portion of such affiliate's clients are eligible that provided for use of the PST® test and reimbursement of the test at the agreed upon price (each such plan, hereinafter referred to as a “Reimbursed Dental Plan”) and (2) prior to a specified date, RHSC affiliates were to have sold policies for Reimbursed Dental Plans for the year beginning January 1, 2014. The Company agreed that for a one year period beginning on the date on which RHSC affiliates first offered a Reimbursed Dental Plan, it would make the PST® test available solely to RHSC affiliates and not to any other third party or person. This agreement had a term of three years beginning on February 25, 2013.

On November 1, 2013, the Company entered into an Amended and Restated Preferred Participation Agreement with RHSC, for itself and on behalf of certain of its affiliates and subsidiaries. Pursuant to this agreement, affiliates of RHSC have agreed to reimburse the Company a fixed price for each PST® genetic test that the Company processes for a customer of affiliates of RHSC. In addition, if during the term of the agreement the Company offers the PST® test to any other person or party for a lower price, such lower price shall then be applicable to tests processed for a customer of such affiliates of RHSC for the remainder of the term of the agreement. RHSC and its affiliates will continue to receive the preferred pricing (or any lower market price during the term) only for so long as affiliates of RHSC continue to: (a) work to develop and to offer Reimbursed Dental Plans for which a significant portion of employees of RHSC’s affiliates’ customers are eligible; and (b) exercise their commercially-reasonable best efforts to maximize the number of customers that offer a Reimbursed Dental Plan. In addition, under the terms of the amended agreement, the Company is no longer obligated to make the PST® test available solely to RHSC affiliates and not to any other third party or person. This amended agreement has a term of three years beginning February 25, 2013, unless terminated earlier (1) upon the mutual written agreement of us and RHSC, (2) if either party becomes the subject of bankruptcy, insolvency, liquidation or other similar proceedings, or (3) in the event of an uncured breach of the amended agreement by either party.

The timing of any revenues that the Company may receive under the amended agreement with RHSC is dependent upon the timing of the offering of Reimbursed Dental Plans, which timing is very uncertain at this time and is dependent on a viable market developing for such plans. The Company currently expects the launch of the PST genetic test with RHSC will occur in a phased approach. The Company expects RHSC in early 2014 to partner with smaller group plans. In the latter half of 2014 and in 2015, RHSC is expected to offer dental plans that incorporate our genetic test to a broader group of employer customers. The Company does not expect to receive any significant revenues under this agreement until the fourth quarter of 2014 or early in 2015, at the earliest, and the timing of any such revenues may be substantially later. We may never receive significant revenues under this agreement.

Note 5—Convertible Debt

On August 17, 2006, our credit facility with Pyxis was amended to provide the Company with access to approximately $14.3 million of additional working capital borrowings. Any amounts borrowed thereunder accrued interest at the prime rate and required quarterly interest payments. The principal amount of any borrowing under this credit facility was convertible at Pyxis’ election into a maximum of 2,521,222 shares of common stock, reflecting a conversion price of $5.6783 per share.

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This credit facility had been modified several times, including on November 29, 2012, to extend the due date to March 31, 2014.

Immediately prior to the closing of the private placement of common stock on May 17, 2013, Pyxis converted all of the principal amount of debt outstanding into 2,521,222 shares of common stock. Accordingly, there is no convertible debt outstanding at September 30, 2013.

Note 6—Intangible Assets

Intangible assets at September 30, 2013 and December 31, 2012 consisted of the following:

	September 30, 2013	December 31, 2012
Patent costs	$1,154,523	$1,154,523
Less — Accumulated amortization	(837,341)	(755,392)
Total	$317,182	$399,131

Patent amortization expense was $81,950 and $86,590 for the nine months ended September 30, 2013 and 2012, respectively.

Patent costs which are amortized on a straight-line basis over a 10-year life, are scheduled to amortize as follows:

Year ending December 31,

2013 (remaining three months)	$27,317
2014	94,100
2015	77,656
2016	61,119
Thereafter	56,990
$317,182

Note 7—Commitments and Contingencies

Operating Lease

The Company leases its office and laboratory space under a non-cancelable operating lease expiring on March 31, 2014. In May 2010, the Company completed a sublease of approximately 6,000 square feet of underutilized office and laboratory space which successfully reduced our total space operating costs. The sublease also expires on March 31, 2014. Rent expense, net of the benefit of the sublease, was $246,000 and $253,000 for the nine months ended September 30, 2013 and 2012, respectively. The Company has not executed its renewal option and plans to negotiate for an extension of its current office and laboratory space.

Note 8—Capital Stock

Authorized Preferred and Common Stock

At September 30, 2013, the Company had authorized 6,000,000 shares of $0.001 par value preferred stock. The Company had authorized 300,000,000 shares of $0.001 par value common stock of which 171,352,369 shares were outstanding or reserved for issuance. Of those, 122,417,090 shares were outstanding; 10,995,650 shares were reserved for the potential exercise of outstanding stock options and for shares of common stock available for future grants under our stock plan; 670,504 shares were reserved for the potential exercise of rights held under the Employee Stock Purchase Plan; 1,750,000 shares were reserved for the exercise of outstanding warrants to purchase common stock at an exercise price of $1.30 per share which are exercisable currently until March 5, 2015; 437,158 shares were reserved for the exercise of outstanding warrants to purchase common stock at an exercise price of $0.2745 per share which are exercisable currently until June 29, 2017; and 35,081,967 shares were reserved for the exercise of outstanding warrants to purchase common stock at an exercise price of $0.2745 per share. The warrants are exercisable as to 63% of the shares immediately and as to 37% of the shares following receipt of shareholder approval, which occurred on August 9, 2013, of an increase in the number of authorized shares of common stock from 150,000,000 to 300,000,000, and have a term of seven years from the date they became exercisable.

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On June 29, 2012, the Company entered into an agreement with Pyxis to exchange the 5,000,000 shares of Series A Convertible Preferred Stock held by Pyxis for 5,000,000 shares of Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Stock”) and filed a new Certificate of Designation, Preferences and Rights of Preferred Stock with the State of Delaware for the Series A-1 Preferred Stock and Series B Convertible Preferred Stock (the “Series B Preferred Stock” and, with the Series A-1 Preferred Stock, the “Preferred Stock”). Concurrently therewith, the Company completed a financing with Delta Dental of Michigan, Inc. (“DDMI”) pursuant to which DDMI purchased 500,000 shares of Series B Preferred Stock for gross proceeds of $3,000,000. Net proceeds to the Company after fees and expenses were approximately $2.7 million. In addition, fully vested warrants to purchase 437,158 shares of common stock at an exercise price of $0.2745 per share were issued to the placement agent in the transaction. These warrants expire in five years. For purposes of determining the fair value of these warrants, the Black-Scholes pricing model was used with the following assumptions:

Risk-free interest rate	1%
Expected life	5 years
Expected volatility	142.36%
Dividend yield	0%

Using these assumptions, the fair value of the warrants is $104,907.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Preferred Stock were entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the Company’s assets or surplus funds to the holders of its common stock by reason of their ownership thereof, the amount of two times the then-effective purchase price per share, as adjusted for any stock dividends, combinations or splits with respect to such shares, plus all declared but unpaid dividends on such shares for each share of Preferred Stock then held by them. The liquidation preference for the Preferred Stock at May 17, 2013, prior to the financing, was $24,000,000 in the aggregate, reflecting a liquidation preference of $18,000,000 for the Series A-1 Preferred Stock and $6,000,000 for the Series B Preferred Stock. After receiving this amount, the holders of the Preferred Stock were entitled to participate on an as-converted basis with the holders of common stock in any of the remaining assets.

Each share of Series A-1 Preferred Stock was convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the then-effective purchase price ($1.80, and subject to adjustment) by the conversion price in effect on the date the certificate was surrendered for conversion. The Series A-1 Preferred Stock was convertible into 28,160,200 shares of common stock reflecting a conversion price of $0.3196 per share. Each share of Series B Preferred Stock was convertible at any time at the option of the holder into a number of shares of the Company’s common stock determined by dividing the then-effective purchase price ($6.00, and subject to adjustment) by the conversion price in effect on the date the certificate was surrendered for conversion. The Series B Preferred Stock was convertible into 10,928,961 shares of common stock reflecting a conversion price of $0.2745 per share. All shares of Preferred Stock were converted to common stock on May 17, 2013 in connection with the private placement described below, resulting in the issuance of 39,089,161 shares of common stock. As of September 30, 2013 no shares of preferred stock are issued and outstanding.

Each holder of Preferred Stock was entitled to vote its shares of Preferred Stock on an as-converted basis with the holders of common stock as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by applicable law. This means that each share of Preferred Stock was entitled to a number of votes equal to the number of shares of common stock into which was convertible on the applicable record date.

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On May 17, 2013, the Company entered into a Common Stock Purchase Agreement with various accredited investors (“the “Purchasers”), pursuant to which the Company sold securities to the Purchasers in a private placement transaction. The Company sold an aggregate of 43,715,847 shares of its common stock, at a price of $0.2745 per share for gross proceeds of $12,000,000. The Purchasers also received warrants to purchase up to an aggregate of 32,786,885 shares of Common Stock at an exercise price of $0.2745 per share (the “Warrants”). The Warrants were exercisable as to 63% of the shares immediately and as to 37% of the shares following receipt of shareholder approval of a share authorization increase and have a term of seven years from the date they become exercisable. For Warrants that were exercisable upon shareholder approval of an increase in the Company’s authorized shares of common stock, the Company recorded a non-current liability at June 30, 2013 based on the allocation of the relative fair values of the common stock and Warrants issued in the private placement. In addition, the Company recognized non-cash interest expense of $286,579 representing the increase in the fair value of the warrant liability from the date of issuance to June 30, 2013. On August 9, 2013, the Company’s shareholders’ approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock from 150,000,000 to 300,000,000 shares. Following the shareholder approval of the increase in authorized shares on August 9, 2013 the Company filed a certificate of amendment with the Delaware Secretary of State, which provided for adequate authorized shares for all potential common stock equivalents issued pursuant to the financing on May 17, 2013. As a result, the warrant liability reflected as a non-current liability, in the June 30, 2013 balance sheet was reclassified to shareholders’ equity at its fair value as of August 9, 2013. The fair value of the warrant liability increased $11,000 from June 30, 2013 to August 9, 2013, and was recorded as an increase to interest expense in the statement of operations for the three months ended September 30, 2013.

For its services in this transaction, the placement agent received cash compensation in the amount of approximately $780,000 and the placement agent and an affiliate received warrants to purchase an aggregate of 2,295,082 shares of common stock, at an exercise price of $0.2745 per share (the “Placement Agent Warrants”). The Placement Agent Warrants became exercisable on August 9, 2013, following shareholder approval of an increase in the Company’s authorized shares of common stock and expire August 9, 2020. The cash compensation and the fair value of the warrants were recorded as issuance costs resulting in a reduction to shareholders’ equity.

For purposes of determining the fair value of the warrants exercisable upon shareholder approval of an increase in the Company’s authorized shares, the Black-Scholes pricing model was used with the following assumptions:

	May 17, 2013	June 30, 2013	August 9, 2013
Risk-free interest rate	1.35%	1.58%	2.53%
Expected life	4 years	4 years	4 years
Expected volatility	144.63%	145.62%	146.19%
Dividend Yield	0%	0%	0%

Using these assumptions, the fair value of the warrants is $5,072,129 on May 17, 2013, $5,358,708 on June 30, 2013 and $5,369,676 on August 9, 2013.

In connection with this private placement, all preferred stockholders converted their shares of Preferred Stock to common stock in accordance with the terms noted above resulting in the issuance of 39,089,161 shares of common stock.

In addition, pursuant to the Common Stock Purchase Agreement, each Purchaser has the right, at any time and from time to time following the date of shareholder approval of the increase in the number of authorized shares of common stock from 150,000,000 shares to 300,000,000 shares (which occurred on August 9, 2013) and on or before June 30, 2014, to purchase at one or more subsequent closings its pro rata share of up to an aggregate of $5,000,000 of additional shares of common stock and warrants on the same terms and conditions as those set forth above. If, prior to June 30, 2014, investors have not purchased their entire pro rata share of such additional investment of $5,000,000, those who have purchased their entire pro rata share of the additional investment, will be entitled to purchase the unsold portion of the additional investment.

Registration Rights Agreement

On May 17, 2013, the Company also entered into a Registration Rights Agreement with the Purchasers, Pyxis, DDMI and the placement agent, pursuant to which the Company is required to file a registration statement on Form S-1 within 45 days to cover the resale of (i) the shares sold to the Purchasers and the shares of common stock underlying the Warrants, (ii) the shares of common stock issued to Pyxis upon conversion of the Series A-1 Preferred Stock and the convertible debt, (iii) the shares of common stock issued to DDMI upon the conversion of the Series B Preferred Stock, and (iv) the shares of common stock underlying the Placement Agent Warrants. The Company filed the registration statement on July 1, 2013, and it was declared effective on August 9, 2013.

In addition, within 45 days following June 30, 2014, the Company will be required to file a registration statement to cover the resale of (i) any shares of common stock sold to the Purchasers pursuant to the additional investment and the shares of common stock underlying any warrants issued to Purchasers pursuant to such additional investment, and (ii) shares of common stock underlying any additional warrants issued to the placement agent in connection with the additional investment.

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Note 9—Stock-Based Compensation Arrangements

Total stock-based compensation is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Stock option grants beginning of period	$19,532	$73,507	$71,497	$168,294
Stock-based arrangements during the period:
Stock option grants	3,061	1,238	9,170	1,249
Restricted stock issued:
Employee stock purchase plan	1,732	—	3,941	1,332
	$24,325	$74,745	$84,608	$170,875

Stock option and restricted stock grants

The following table details stock option and restricted stock activity for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended	September 30, 2013	Nine Months Ended	September 30, 2012
	Shares	Weighted Avg Exercise Price	Shares	Weighted Avg Exercise Price
Outstanding, beginning of period	2,302,000	$1.06	2,228,067	$1.14
Stock options granted	200,000	0.29	81,000	0.45
Stock options exercised	(252,000)	0.32	—	—
Restricted stock exercised	(2,500)	0.00	(2,500)	0.00
Canceled/Expired	(644,350)	1.08	(475,800)	0.55
Outstanding, end of period	1,603,150	$1.07	1,830,767	$1.27
Exercisable, end of period	668,700	$2.07	1,397,767	$1.49

At September 30, 2013, there was approximately $217,000 of total unrecognized compensation related to non-vested share-based compensation arrangements granted under the Company’s stock plans.

Restricted Stock Awards

Holders of restricted stock awards participate fully in the rewards of stock ownership of the Company, including voting and dividend rights. Recipients of restricted stock awards are generally not required to pay any consideration to the Company for these restricted stock awards. The Company measures the fair value of the shares based on the last reported price at which the Company’s common stock traded on the date of the grant and compensation cost is recognized over the remaining service period. During the nine months ended September 30, 2013, 2,500 shares of restricted stock were cancelled and during the nine months ended September 30, 2013 and 2012, the Company granted no restricted stock awards.

On August 9, 2013, the Company’s shareholders’ approved the 2013 Employee, Director and Consultant Equity Incentive Plan (the “2013 Plan”). During the nine month period ended September 30, 2013, the Company granted 200,000 stock options under the 2004 Employee, Director & Consultant Stock Plan(the “2004 Plan”). The 2013 Plan will allow for the issuance of up to 8,860,000 additional shares of our common stock pursuant to awards granted under the 2013 Plan and will allow for the issuance of up to a maximum of 2,435,500 shares of common stock that are represented by options outstanding under our 2004 Plan, that expire or are cancelled without delivery of shares of common stock on or after the date of stockholder approval of the 2013 Plan. At September 30, 2013, the Company had an aggregate of 9,392,500 shares of common stock available for grant under the 2013 Plan.

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It is the Company’s policy to grant stock options with an exercise price equal to the fair market value of the Company’s common stock at the grant date, and stock options to employees generally vest over four years based upon continuous service. Historically, the majority of the Company’s stock options have been granted in connection with the employee’s start date with the Company. In addition, the Company may grant stock options in recognition of promotion and/or performance.

Employee Stock Purchase Plan

Purchases made under the Company’s Employee Stock Purchase Plan are deemed to be compensatory because employees may purchase stock at a price equal to 85% of the fair market value of the Company’s common stock on either the first day or the last day of a calendar quarter, whichever is lower. During the nine months ended September 30, 2013 and 2012, employees purchased 79,496 and 52,158 shares, respectively, of common stock at a weighted-average purchase price of $0.29 and $0.17, respectively, while the weighted-average market value was $0.34 and $0.20 per share, respectively, resulting in compensation expense of $3,941 and $1,332, respectively.

Note 10—Industry Risk and Concentration

The Company develops genetic risk assessment tests and performs research for its own benefit. As of September 30, 2013, the Company has introduced four genetic risk assessment tests commercially. Commercial success of the Company’s genetic risk assessment tests will depend on their success as being deemed to be scientifically credible and cost-effective by consumers and the marketing success of the Company and its collaborative partners.

Research in the field of disease predisposing genes and genetic markers is intense and highly competitive. The Company has many competitors in the United States and abroad that have considerably greater financial, technical, marketing, and other resources available. If the Company does not discover disease predisposing genes or genetic markers and develop risk assessment tests and launch such services or products before its competitors, then the potential for significant revenues may be reduced or eliminated.

During the nine months ended September 30, 2013 and 2012, approximately 38% and 65%, respectively, of our revenue came from sales through our Merchant Network and Channel Partner Agreement with Amway Global, a subsidiary of Alticor, and 47% and 0%, respectively, of our revenue came from sales through ABG’s promotional product bundle program.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed financial statements and the notes thereto included elsewhere in this document.

General Overview and Trends

Interleukin Genetics, Inc. is a personalized health company that develops specific, health area focused, unique genetic tests. Our overall mission is to provide test products that can help individuals improve or maintain their health through preventive measures or lifestyle changes. Our vision is to use the science of applied genetics to empower individuals and physicians to better understand the set of actions and steps necessary to guide the best lifestyle and treatment options. We believe that the science of applied genetics can help companies provide improved services to their consumers, and assist in improving outcomes in drug development and use.

During the nine months ended September 30, 2013, we continued to focus our resources on commercializing our PST® test following completion of the large validation study with the University of Michigan and Renaissance Health Services Corporation (“RHSC”) and on the sales of our Inherent Health® brand of genetic tests and related programs.

The objective of this study is to improve dental care by identifying and using certain risk factors to set preventative treatment regimens. Periodontitis initiation and progression is driven by two factors: bacterial plaque that initiates the disease and the body’s inflammatory response to bacteria which, when overly aggressive, causes breakdown of the bone and tissue that support the teeth. This inflammatory response varies greatly within the population and is significantly impacted by individual genetic make-up. Genetic testing can identify patients who have an increased inflammatory response to oral bacteria which significantly increases risk of periodontitis and tooth loss. Smoking and diabetes also contribute significantly to the risk of periodontal disease. The study explored the influence of three key risk factors for periodontal disease—smoking, diabetes and genetics—on tooth loss given varied frequencies of preventive dental visits that included cleanings. By examining claims data from 5,117 patients without periodontitis throughout a 16 year period and conducting genetic testing, researchers determined that patients with genetic variations of the IL-1 genotype, or one or more other risk factors examined, were at significantly increased risk for tooth loss and therefore require more preventive dental care. The IL-1 genetic variation was the single most prevalent risk factor—nearly one in three Americans carry this genetic variation. This study demonstrates the important opportunity to provide more effective preventive oral care through the use of risk-based patient assessment that includes genetic testing. The study was conducted under the direction of Dr. William Giannobile, Najjar endowed Professor of Dentistry and Biomedical Engineering, and Chair of the Department of Periodontics and Oral Medicine at the University of Michigan.

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On June 10, 2013 we announced the online publication of the research study “Patient Stratification for Preventive Dental Care” in Journal of Dental Research. The study provides new insights into the prevention of periodontitis (gum disease) and the opportunity for significant advancement in the delivery of personalized, preventive dental care. Periodontitis affects an estimated 47% of the adult population.

On February 25, 2013, we entered into a Preferred Participation Agreement with RHSC, for itself and on behalf of certain of its affiliates and subsidiaries. Pursuant to this agreement, affiliates of RHSC agreed to reimburse us a fixed price for each PST® genetic test that we processed for a customer of affiliates of RHSC. In addition, if during the term of the agreement we offered the PST® test to any other person or party for a lower price, such lower price would then be applicable to tests processed for a customer of such affiliates of RHSC for the remainder of the term of the agreement. The pricing arrangement was subject to the satisfaction of certain milestones, including that (1) within a specified timeframe, RHSC affiliates were to develop and offer dental benefit plans for which a significant portion of such affiliate's clients are eligible that provided for use of the PST® test and reimbursement of the test at the agreed upon price (each such plan, hereinafter referred to as a “Reimbursed Dental Plan”) and (2) prior to a specified date, RHSC affiliates were to have sold policies for Reimbursed Dental Plans for the year beginning January 1, 2014. We agreed that for a one year period beginning on the date on which RHSC affiliates first offered a Reimbursed Dental Plan, we would make the PST® test available solely to RHSC affiliates and not to any other third party or person. This agreement had a term of three years beginning on February 25, 2013.

On November 1, 2013, we entered into an Amended and Restated Preferred Participation Agreement with RHSC, for itself and on behalf of certain of its affiliates and subsidiaries. Pursuant to this agreement, affiliates of RHSC have agreed to reimburse us a fixed price for each PST® genetic test that we process for a customer of affiliates of RHSC. In addition, if during the term of the agreement we offer the PST® test to any other person or party for a lower price, such lower price shall then be applicable to tests processed for a customer of such affiliates of RHSC for the remainder of the term of the agreement. RHSC and its affiliates will continue to receive the preferred pricing (or any lower market price during the term) only for so long as affiliates of RHSC continue to: (a) work to develop and to offer Reimbursed Dental Plans for which a significant portion of employees of RHSC’s affiliates’ customers are eligible; and (b) exercise their commercially-reasonable best efforts to maximize the number of customers that offer a Reimbursed Dental Plan. In addition, under the terms of the amended agreement, we are no longer obligated to make the PST® test available solely to RHSC affiliates and not to any other third party or person. This amended agreement has a term of three years beginning February 25, 2013, unless terminated earlier (1) upon the mutual written agreement of us and RHSC, (2) if either party becomes the subject of bankruptcy, insolvency, liquidation or other similar proceedings, or (3) in the event of an uncured breach of the amended agreement by either party.

The timing of any revenues that we may receive under the amended agreement with RHSC is dependent upon the timing of the offering of Reimbursed Dental Plans, which timing is very uncertain at this time and is dependent on a viable market developing for such plans. We currently expect the launch of the PST genetic test with RHSC will occur in a phased approach. We expect RHSC in early 2014 to partner with smaller group plans. In the latter half of 2014 and 2015, RHSC is expected to offer dental plans that incorporate our genetic test to a broader group of employer customers. We do not expect to receive any significant revenues under this agreement until the fourth quarter of 2014 or early in 2015, at the earliest, and the timing of any such revenues may be substantially later. We may never receive significant revenues under this agreement.

Our Inherent Health® brand of genetic tests includes the first-of-its-kind test for weight management that identifies an individual’s genetic tendencies for weight gain related to either fat or carbohydrates in the diet. The Inherent Health® brand also offers customers a full suite of affordable, easy-to-use and meaningful genetic tests in heart health, bone health and nutritional needs. In addition, we launched additional products under the name Wellness Select that allows our e-commerce customers to purchase any combination of our Inherent Health® genetic tests at a discounted price.

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                In September 2012, Access Business Group LLC (“ABG”), an affiliate of Alticor, a related party, placed a purchase order totaling $1.0 million consisting of weight management kits. The kits are included as part of a promotional bundle of products that Amway is now selling to their Individual Business Owners (IBOs). Additional orders continue to be received for this program. We expect the program to continue in 2014. Cash received from the orders will remain in deferred revenue until the earlier of the tests being returned or being processed or the end of the program year. The program has an end date of December 31 for each year the program runs, and we expect to recognize revenue from the program throughout 2013 and 2014.

Our research and development expenses are focused on our own development and commercialization efforts related primarily to our PST® and Osteoarthritis genetic tests. We are also focusing on seeking potential commercial partners to validate our technology within their specific business model as a collaboration with little or no cost to us. This is different than in prior years when our development focus was concentrated in research and development to bring new test configurations to market.

On May 17, 2013, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with various accredited investors (the “Purchasers”), pursuant to which we sold securities to the Purchasers in a private placement transaction (the “Private Placement”). In the Private Placement, we sold an aggregate of 43,715,847 shares of our common stock at a price of $0.2745 per share for gross proceeds of $12,000,000. The Purchasers also received warrants to purchase up to an aggregate of 32,786,885 shares of common stock an exercise price of $0.2745 per share (the “Warrants”). The Warrants are all currently exercisable and have a term of seven years from the date they became exercisable.

In addition, pursuant to the Purchase Agreement, each Purchaser has the right, at any time and from time to time following August 9, 2013, the date of shareholder approval of an amendment to our Certificate of Incorporation to increase the number of authorized shares of common stock from 150,000,000 shares to 300,000,000 shares, and on or before June 30, 2014 (the “Expiration Date”), to purchase at one or more subsequent closings its pro rata share of up to an aggregate of 18,214,936 additional shares of common stock at a purchase price of $0.2745 per share and warrants to purchase up to an aggregate of 13,661,201 shares of common stock at an exercise price of $0.2745 per share (the “Additional Investment”). If, prior to the Expiration Date, Purchasers have not purchased their entire pro rata share of the Additional Investment, Purchasers who have purchased their entire pro rata share of the Additional Investment, will be entitled to purchase the unsold portion of the Additional Investment.

                In the genetic test business, competition is in flux and the markets and customer base are not well established. Adoption of new technologies by consumers requires substantial market development and customer education. Historically, we have focused on our relationship with our primary customer, Alticor, a significant direct marketing company, in order to assist us in developing the market for our products and educating our potential customers. Our challenge in 2013 and beyond will be to develop the market for our other personalized health products, in particular our PST® test. We continue to allocate considerable resources to commercialization of our PST® and Inherent Health® brands of genetic tests. Due to the early stage of these initiatives, we cannot predict with certainty fluctuations we may experience in our genetic test revenues or whether revenues derived from the Preferred Participation Agreement with RHSC and its affiliates and the Merchant Network and Channel Partner Agreement with Amway Global will ever be material or if material, will be sustained in future periods.

Three Months Ended September 30, 2013 and September 30, 2012

Total revenue for the three months ended September 30, 2013 was $419,000, compared to $420,000 for the three months ended September 30, 2012. The slight decrease is primarily attributable to decreased testing revenue from genetic tests processed. In the three months ended September 30, 2013, genetic tests processed had a lower average price as a result of sales of our Inherent Health® Weight Management genetic test through the promotional product bundle program of ABG, as compared to the three months ended September 30, 2012, where tests processed had a higher average selling price. Genetic testing revenue is derived from tests sold and processed, which is driven by consumer demand. Deferred revenue, which consists of genetic tests sold and not yet processed, increased to $1.8 million at September 30, 2013 as compared to $1.6 million on December 31, 2012.

During the three months ended September 30, 2013, 40% of our sales revenue came through our Merchant Network and Channel Partner Agreement with Amway Global, compared to 68% during the three months ended September 30, 2012. Pursuant to this agreement, Amway Global sells our genetic tests through its e-commerce web site via a hyperlink to our e-commerce site. During the same three month periods, 43% and 0%, respectively, of our revenue came from sales through ABG’s promotional product bundle program.

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Cost of revenue for the three months ended September 30, 2013 was $363,000 or 86.6% of revenue, compared to $271,000, or 64.6% of revenue, for the three months ended September 30, 2012. The increase in the cost of revenue as a percentage of revenue is primarily attributable to increased laboratory costs associated with processing genetic tests, at a lower average selling price, as compared to the three months ended September 30, 2012.

Research and development expenses were $161,000 for the three months ended September 30, 2013, compared to $246,000 for the three months ended September 30, 2012. The decrease of $85,000, or 34.3% is primarily attributable to  decreased compensation and consulting costs, partially offset by increased clinical trial costs. In the first quarter of 2013, our Chief Scientific Officer had fully transitioned to his role as Chief Executive Officer and, accordingly, related compensation costs were classified as part of selling, general and administrative expenses in the 2013 period whereas such costs had previously been classified as research and development expenses.

Selling, general and administrative expenses were $2.0 million for the three months ended September 30, 2013, compared to $1.0 million for the three months ended September 30, 2012. The increase of $1.0 million, or 94.8% is primarily attributable to increased consulting and compensation expenses related to marketing activities for our PST periodontal test, partially offset by lower corporate legal fees as well as lower sales commissions paid to Amway Global as part of our Merchant Channel and Partner Store Agreement.

Interest expense was $11,000 for the three months ended September 30, 2013, as compared to $117,000 for the three months ended September 30, 2012. The decrease in interest expense of $106,000 is attributable to interest expense consisting of only non cash interest associated with the fair value of the warrant liability in the three months ended September 30, 3013, as compared to interest expense related to the outstanding convertible debt during the three months ended September 30, 2012. All outstanding convertible debt was converted to common stock on May 17, 2013.

Nine Months Ended September 30, 2013 and September 30, 2012

Total revenue was $1.8 million for the nine months ended September 30, 2013, as compared to $1.9 million for the nine months ended September 30, 2012. The decrease of $139,000, or 8.0%, is primarily attributable to decreased testing revenue from genetic tests processed. In the nine months ended September 30, 2013, genetic tests processed had a lower average price as a result of sales of our Inherent Health® Weight Management genetic test through the promotional product bundle program of ABG, as compared to the nine months ended September 30, 2012, where tests processed had a higher average selling price.  In addition, we recognized revenue in 2012 as part of our PST validation study with the University of Michigan and RHSC.

During the nine months ended September 30, 2013, 38% of our sales revenue came through our Merchant Network and Channel Partner Agreement with Amway Global compared to 65% during the nine months ended September 30, 2012. During the same nine month periods, 47% and 0%, respectively, of our revenue came from sales through ABG’s promotional product bundle program.

Cost of revenue for the nine months ended September 30, 2013 was $1.2 million or 70.7% of revenue, compared to $1.0 million, or 54.9% of revenue, for the nine months ended September 30, 2012. The increase in the cost of revenue as a percentage of revenue is primarily attributable to increased laboratory costs associated with processing genetic tests, processed at a lower selling price, as compared to the nine months ended September 30, 2012.

Research and development expenses were $510,000 for the nine months ended September 30, 2013, compared to $1.0 million for the nine months ended September 30, 2012. The decrease of $500,000 or 49.5%, in research and development expenses is primarily attributable to decreased compensation, consulting and clinical study costs. In the first quarter of 2013, our Chief Scientific Officer had fully transitioned to his role as Chief Executive Officer and, accordingly, related compensation costs were classified as part of selling, general and administrative expenses in the 2013 period whereas such costs had previously been classified as research and development expenses.

Selling, general and administrative expenses were $4.6 million for the nine months ended September 30, 2013, compared to $3.4 million for the nine months ended September 30, 2012. The increase of $1.2 million, or 37.3%, is primarily attributable to increased consulting and compensation expenses related to marketing activities for our PST periodontal test, partially offset by lower corporate legal fees as well as lower sales commissions paid to Amway Global as part of our Merchant Channel and Partner Store Agreement.

Interest expense was $472,000 for the nine months ended September 30, 2013, as compared to $337,000 for the nine months ended September 30, 2012. The increase in interest expense of $135,000 is attributable to non cash interest associated with the fair value of the warrant liability partially offset by lower interest expense due to the conversion of all outstanding convertible debt to common stock on May 17, 2013.

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Liquidity and Capital Resources

As of September 30, 2013, we had cash and cash equivalents of $8.7 million.

Cash used in operations was $3.3 million for the nine months ended September 30, 2013 and 2012. Cash used in operations is primarily impacted by operating results and changes in working capital, particularly the timing of the collection of related party receivables, inventory levels, receipt of orders and the timing of payments to suppliers. In the nine months ended September 30, 2013, approximately $1.4 million was received as payment for weight management kits ordered as part of ABG’s promotional product bundle incorporating our weight management genetic test. Deferred revenue, which consists of cash received from genetic test sales increased by $165,000 to $1.8 million during the nine months ended September 30, 2013.

Cash used in investing activities was $274,000 for the nine months ended September 30, 2013, compared to $5,000 for the nine months ended September 30, 2012. These amounts represent capital additions. During the three months ended September 30, 2013, we added additional laboratory genetic test automation processing equipment in anticipation of the introduction of our PST® periodontal genetic test. We expect additional capital purchases may be needed in the foreseeable future to further automate some of our laboratory process as we start to process samples related to our PST® test.

Cash provided by financing activities was $11.1 million for the nine months ended September 30, 2013, compared to $4.0 million for the nine months ended September 30, 2012. On May 17, 2013, we entered into a Common Stock Purchase Agreement with various accredited investors, pursuant to which we sold an aggregate of 43,715,847 shares of our common stock, at a price of $0.2745 per share for net cash proceeds of $11.0 million. On April 13, 2012, we received $1.3 million in proceeds from the issuance of a note payable under our credit facility with Pyxis. On June 29, 2012, we completed a financing with Delta Dental of Michigan, Inc. (“DDMI”), pursuant to which DDMI purchased 500,000 shares of Series B Convertible Preferred Stock for gross proceeds of $3,000,000. All costs associated with this transaction were paid in the third quarter of 2012. We received $23,232 from stock purchases through the employee stock purchase plan during the nine months ending September 30, 2013 compared to $8,810 for the nine months ended September 30, 2012.  We received $80,520 from the exercise of employee stock options in the nine months ended September 30, 2013 while none were exercised in the same period in 2012.

The amount of cash we generate from operations is currently not sufficient to continue to fund operations and grow our business. We expect that our current and anticipated financial resources, including the proceeds from the May 2013 private placement (and assuming the receipt of an additional $5 million in gross proceeds from the second tranche of the May 2013 private placement), will be adequate to maintain our current and planned operations at least through the next twelve months. We may need significant additional capital to fund our continued operations, to facilitate the commercial launch of our PST® genetic test, for continued research and development efforts, and for obtaining and protecting patents and administrative expenses. We believe our success depends on our ability to have sufficient capital and liquidity to fund operations at least until we begin to receive significant revenues under the Amended and Restated Preferred Participation Agreement with RHSC and its affiliates. The timing of any revenues that we may receive under this agreement is dependent upon the timing of the offering of Reimbursed Dental Plans by RHSC affiliates, which timing is uncertain at this time, and is contingent upon a number of factors, including RHSC’s affiliates’ ability to develop reimbursed Dental Plans and to develop a viable market for such plans. We expect RHSC in early 2014 to partner with smaller group plans. In the latter half of 2014 and 2015, RHSC is expected to offer dental plans that incorporate our genetic test to a broader group of employer customers. We do not expect to receive any significant revenues under this agreement until the fourth quarter of 2014 or early in 2015, at the earliest, and the timing of any such revenues may be substantially later. We may never receive significant revenues under this agreement.

Until such time, if ever, that we generate revenues sufficient to fund operations, we may fund our operations by issuing common stock, debt or other securities in one or more public or private offerings, as market conditions permit, or through the incurrence of debt from commercial lenders. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. There can be no assurance that additional funds will be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or cease activities or operations or enter into licenses or other arrangements with third parties on terms that may be unfavorable to us or sell, license or relinquish rights to develop or commercialize our products, technologies or intellectual property.

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Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements. The preparation of these financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to (i) make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses; and (ii) disclose contingent assets and liabilities. A critical accounting estimate is an assumption that could have a material effect on our financial statements if another, also reasonable, amount were used or a change in the estimates is reasonably likely from period to period. We base our accounting estimates on historical experience and other factors that we consider reasonable under the circumstances. However, actual results may differ from these estimates. To the extent there are material differences between our estimates and the actual results, our future financial condition and results of operations will be affected. Our most critical accounting policies and estimates upon which our financial condition depends, and which involve the most complex or subjective decisions or assessments are set forth in Note 4 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012. There have been no significant changes in our accounting policies or changes from the methodology applied by management for critical accounting estimates previously disclosed in our most recent Annual Report on Form 10-K.

Recent Accounting Pronouncements

Please see the discussion of “Recent Accounting Pronouncements” in Note 4, Significant Accounting Policies contained in the Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2012. No new updates or other guidance issued to date by the FASB in 2013 are expected to have a material impact on our financial statements.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we have elected scaled disclosure reporting obligations and therefore are not required to provide the information required by this Item 3.

Item 4.  Controls and Procedures

  (a) Evaluation of Disclosure Controls and Procedures. Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) as of the end of the period covered by this Quarterly Report on Form 10-Q, have concluded that, based on such evaluation, our disclosure controls and procedures were adequate and effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Control Over Financial Reporting. No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f)) occurred during the quarter ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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PART II—OTHER INFORMATION

Item 1.        Legal Proceedings

Not applicable.

Item 1A.     Risk Factors

There have been no material changes to the risk factors included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 as amended by our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, except as follows:

The following risk factor is added:

Changes in healthcare policy could impact commercialization of our tests, particularly our PST® test.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or the ACA, became law. This law substantially changes the way health care is financed by both governmental and private insurers. The ACA contains a number of provisions that may impact our business and operations in ways we cannot currently predict. In particular, we believe that the ACA may impact adoption of Reimbursed Dental Plans that include our PST® test because there is uncertainty in the cost of compliance with the ACA and how that may impact employer coverage for adult dental care in their overall benefits plan.

In addition to the ACA, there will likely continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the prices we will be able to charge for our tests or the amounts of reimbursement available for our tests from governmental agencies or third-party payors. While in general it is too early to predict specifically what effect the ACA or any future healthcare reform legislation or policies will have on our business, current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q and, in particular, our Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in Part I – Item 2, contains or incorporates a number of forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Any or all of our forward-looking statements in this Quarterly Report on Form 10-Q may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this Quarterly Report on Form 10-Q will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects” and similar expressions are intended to identify forward-looking statements. There are a number of factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements, many of which are beyond our control, including the factors set forth under “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2012 and under “Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. In addition, the forward-looking statements contained herein represent our estimates and expectations only as of the date of this filing and should not be relied upon as representing our estimates and expectations as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Item 2.        Unregistered Sales of Equity Securities and Use of Proceeds.

Not applicable.

Item 3.        Defaults Upon Senior Securities.

Not applicable.

Item 4.        Mine Safety Disclosures

Not applicable.

Item 5.        Other Information.

Not applicable.

Item 6.        Exhibits.

Exhibit Number	Exhibit
3.1*	Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on October 23, 2013.
31.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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The following materials from Interleukin Genetics Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Balance Sheets, (ii) the Condensed Statements of Operations, (iii) the Condensed Statements of Stockholders’ Deficit, (iv) the Condensed Statements of Cash Flows, and (v) Notes to Condensed Financial Statements.

*Filed herewith

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Interleukin Genetics, Inc.

Date: November 14, 2013	By:	/s/ Kenneth S. Kornman
Kenneth S. Kornman
Chief Executive Officer
(Principal Executive Officer)

Date: November 14, 2013	By:	/s/ Eliot M. Lurier
Eliot M. Lurier
Chief Financial Officer
(Principal Financial Officer)

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RESTATED CERTIFICATE OF INCORPORATION

OF

INTERLEUKIN GENETICS, INC.

(Pursuant to Section 245 of the

General Corporation Law of the State of Delaware)

Interleukin Genetics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

The Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on March 28, 2000. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Corporation’s Certificate of Incorporation as theretofore amended or supplemented, and there is no discrepancy between those provisions and this Restated Certificate of Incorporation.

This Restated Certificate of Incorporation was duly adopted by the directors of the Corporation in accordance with the applicable provisions of Section 245 of the General Corporation Law of the State of Delaware.

The text of the Corporation’s Certificate of Incorporation is hereby restated to read in full as follows:

ARTICLE 1

The name of this Corporation is Interleukin Genetics, Inc.

ARTICLE 2

The address of its registered offices in the State of Delaware is 9 East Loockerman Street, in the City of Dover, County of Kent. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE 3

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 306,000,000 shares, consisting of 300,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”) and 6,000,000 shares of Preferred Stock, $0.001 par value per share (the “Preferred Stock”).

The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each class of stock are as follows:

Preferred Stock

Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is hereby vested with the authority and is expressly authorized, prior to issuance, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series and, if and to the extent from time to time required by law, by filing a certificate pursuant to the General Corporation Law of the State of Delaware (or other law hereafter in effect relating to the same or substantially similar subject matter), to establish or change the number of shares to be included in each such series and to fix the designation and powers, preferences and rights and the qualifications and limitations or restrictions thereof relating to the shares of each such series, all to the maximum extent permitted by the General Corporation Law of the State of Delaware as in effect on the date hereof or as hereafter amended. The vested authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination of the following:

(a) the distinctive serial designation of such series and the number of shares constituting such series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 6,000,000);

(b) the annual dividend rate, if any, on shares of such series and the preferences, if any, over any other series (or of any other series over such series) with respect to dividends, and whether dividends shall be cumulative and, if so, from which date or dates;

(c) whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(d) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or purchase fund and, if so, the terms of such obligation;

(e) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, any stock of any series of the same class or any other class or classes or any evidence of indebtedness and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(f) whether the shares of such series shall have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights, including, without limitation, whether such shares shall have the right to vote with the Common Stock on issues on an equal, greater or lesser basis;

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(g) the rights of the shares of such series in the event of a voluntary or involuntary liquidation, dissolution, winding up or distribution of assets of the Corporation;

(h) whether the shares of such series shall be entitled to the benefit of conditions and restrictions upon (i) the creation of indebtedness of the Corporation or any subsidiary, (ii) the issuance of any additional stock (including additional shares of such series or of any other series) or (iii) the payment of dividends or the making of other distributions on the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and

(i) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof, including, but not limited to, any that may be determined in connection with the adoption of any stockholder rights plan after the date hereof, relating to any such series.

Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors.

Shares of any series of Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into, or exchanged for, shares of stock of any other class or classes or any evidences of indebtedness shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock and to any filing required by law.

Common Stock

Subject to all of the rights of the Preferred Stock, and except as may be expressly provided with respect to the Preferred Stock herein, by law or by the Board of Directors pursuant to this Article 4:

(a) dividends may be declared and paid or set apart for payment upon Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends and may be payable in cash, stock or otherwise;

(b) the holders of Common Stock shall have the exclusive right to vote for the election of directors (other than in the case of newly created directorships and vacancies, which shall be filled solely by the remaining directors as set forth in Article 6 hereof) and on all other matters requiring stockholder action, each share being entitled to one vote; and

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(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of Common Stock in accordance with their respective rights and interests.

Denial of Preemptive Rights and Cumulative Voting

No holder of any stock of the Corporation shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class whatsoever of the Corporation, or of securities convertible into stock of any class whatsoever, whether now or hereafter authorized, or whether issued for cash or other consideration or by way of dividend.

No holder of any stock of the Corporation shall have the right of cumulative voting at any election of directors or upon any other matter.

ARTICLE 5

The Corporation is to have perpetual existence.

ARTICLE 6

All power of the Corporation shall be vested in and exercised by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

For the management of the business and for the conduct of the affairs of the Corporation, and in further creation, definition, limitation and regulation of the power of the Corporation and of its directors and stockholders, it is further provided:

Section 1. Elections of Directors. Elections of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 2. Number, Election and Terms of Directors. Except as otherwise fixed pursuant to the provisions of Article 4 hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time by or pursuant to the Bylaws; provided that such number shall not be less than three nor more than twelve. The directors, other than those who may be elected by the holders of any class or series of stock having preference over the Common Stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, each as nearly equal in number as possible, as shall be provided in the manner specified in the Bylaws, one class (Class I) to hold office initially for a term expiring at the annual meeting of stockholders to be held in 2001, another class (Class II) to hold office initially for a term expiring at the annual meeting of stockholders to be held in 2002, and another class (Class III) to hold office initially for a term expiring at the annual meeting of stockholders to be held in 2003, with the members of each class to hold office until their successors are elected and qualified or until their earlier resignation or removal. At each annual meeting of the stockholders of the Corporation, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election.

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Section 3. Stockholder Nomination of Director Candidates. Advance notice of nominations for the election of Directors, other than by the Board of Directors or a Committee thereof, shall be given in the manner provided in the Bylaws.

Section 4. Newly Created Directorships and Vacancies. Except as otherwise fixed pursuant to the provisions of Article 4 hereof relating to the rights of the holders of any class or series of stock having a preference over Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of not less than two-thirds of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected to fill a vacancy resulting from death, resignation, disqualification, removal or other cause shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor shall have been elected and qualified or until his or her earlier resignation or removal. Newly created directorships shall be within such class of directors as shall be required to maintain, as nearly as possible, an equal number of directors in each class. Any director elected to fill a newly created directorship shall hold office for the term of the class in which such directorship has been created and until such director's successor shall have been elected and qualified or until his or her earlier resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 5. Removal of Directors. Subject to the rights of any class or series of stock having preference over Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office only for cause. Except as may otherwise be provided by law, cause for removal shall be construed to exist only if during a director's term as a director of the Corporation: (a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been adjudicated by a court of competent jurisdiction to be liable for gross negligence, recklessness or misconduct in the performance of his or her duty to the Corporation in a manner of substantial importance to the Corporation and such adjudication is no longer subject to direct appeal; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his or her ability as a director of the Corporation, and such adjudication is no longer subject to direct appeal.

Section 6. Stockholder Action. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of holders of any class or series of stock having a preference over Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer or the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

5

Section 7. Bylaw Amendments. The Board of Directors shall have the power to make, alter, amend and repeal the Bylaws (except so far as the Bylaws adopted by the stockholders shall otherwise provide). Any Bylaws made by the Board of Directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the stockholders; provided, however, that the Bylaws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted (i) by stockholder action without the affirmative vote of the holders of at least 66 2/3% of the voting power of all the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class or (ii) by director action without the affirmative vote of not less than two-thirds of the directors then in office.

Section 8. Liability of Directors.

A. No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article 6 shall not eliminate or limit the liability of a director of the Corporation: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

B. If the General Corporation Law of the State of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors of the Corporation, then the liability of a director of the Corporation shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended, and such limitation of liability shall be in addition to, and not in lieu of, the limitation on the liability of a director of the Corporation provided by the provisions of this Section 8 of this Article 6.

C. Any amendment, repeal or modification of this Section 8 of this Article 6 shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification.

D. The Corporation shall be obligated at all times to maintain the effectiveness of Bylaw provisions providing for the mandatory indemnification of the directors of the Corporation to the maximum extent permitted by the General Corporation Law of the State of Delaware.

6

Section 9. Amendment, Repeal, etc. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 66 2/3% of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with, or repeal, this Article 6 or any provision hereof.

ARTICLE 7

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

[Remainder of page intentionally left blank.]

7

IN WITNESS WHEREOF, this Restated Certificate of Incorporation, which only restates and integrates and does not further amend the provisions of the Corporation’s Certificate of Incorporation as theretofore amended or supplemented, and there is no discrepancy between those provisions and this Restated Certificate of Incorporation, and which has been duly adopted in accordance with Section 245 of the Delaware General Corporation Law, has been duly executed by its duly authorized President and Chief Executive Officer this 23rd day of October, 2013.

INTERLEUKIN GENETICS, INC.

By:	/s/ Kenneth S. Kornman
Kenneth S. Kornman
President and Chief Executive Officer

8

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
SECTION 302 OF
SARBANES-OXLEY ACT OF 2002

I, Kenneth S. Kornman, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Interleukin Genetics, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2013	/s/ Kenneth S. Kornman
Kenneth S. Kornman
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO
SECTION 302 OF
SARBANES-OXLEY ACT OF 2002

I, Eliot M. Lurier, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Interleukin Genetics, Inc.;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a)
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the registrant’s disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2013	/s/ Eliot M. Lurier
Eliot M. Lurier
Chief Financial Officer